ALLIED RESOURCES, INC.

1403 East 900 South

Salt Lake City, Utah 84105

Telephone: (801) 582-9609
Facsimile: (801) 582-9629

September 24, 2008

Mark Wojciechowski

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      Allied Resources, Inc.

     Form 10-K for the Fiscal Year Ended December 31, 2007

     Filed April 4, 2008

     Form 10-K/A for the Fiscal Year Ended December 31, 2007

     Filed August 22, 2008

     Response letter dated August 21, 2008

     File No. 000-31390

Dear Mr. Wojciechowski:

Thank you for your comments dated September 9, 2008 in respect to certain filings for Allied Resources, Inc. (the “Company”) on Forms 10-K and 10-K/A for the period ended December 31, 2007 that were filed with the Commission on April 4, 2008 and August 22, 2008 respectively.

We enclose herewith a copy of our amended Form 10K/A-2 for the period ended December 31, 2007 with a redlined copy for your reference. We have also filed this response letter and the amended filing with the Commission electronically.

Please direct copies of all responses and any additional comments to the following address:

Mr. Ruairidh Campbell

     1403 East 900 South
     Salt Lake City, Utah 84105
     Telephone: (801) 582-9609
     Facsimile: (801) 582-9629

The following are our detailed responses to your comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

1.     In response to prior comment number four, we note you provided disclosures required by Item 307 of Regulation S-K. You disclose that your “… management concluded, as of the end of the period covered by this report, that Allied’s disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosures controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also includes “… without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please expand your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Response

We have expanded our officer’s conclusion in our Evaluation of Disclosure Controls and Procedures to state that our disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures. We have amended our disclosure as follows:

Based on that evaluation, Allied’s management concluded, as of the end of the period covered by this report, that Allied’s disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting, page 29

2.     We note you modified your disclosure regarding your report on Internal Control over Financial Reporting. It does not appear you have included a statement from your management as to whether or not your internal control over financial report is effective, as required by Item 308T(a)(3) of Regulation S-K. Please tell us why no such statement was included, and if true, revise your disclosure to include such statement.

Response

Management does believe that internal control over financial report is effective and therefore we have revised our disclosure explicitly to this effect:

Allied’s management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, which assessment did not identify any material weaknesses in internal control over financial reporting. A material weakness is a control deficiency, or a combination of deficiencies in internal control over financial reporting that creates a reasonable possibility that a material misstatement in annual or interim financial statements will not be prevented or detected on a timely basis. Since the assessment of the effectiveness of our internal control over financial reporting did not identify any material weaknesses, management considers its internal control over financial reporting to be effective.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-K/A-2 for the year ended December 31, 2007 please contact us.

Yours faithfully,

/s/ Ruairidh Campbell

Ruairidh Campbell, Chief Executive Officer

Enclosures

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